Exhibit 99.1

Ellomay Capital Announces Results of Debenture Offering in Israel

Tel-Aviv, Israel, March 14, 2017 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today announced that further to the publication of a final prospectus for the offering of Series B Nonconvertible Debentures (the “Debentures”) and the Company’s announcement on March 7, 2017 of the results of the institutional tender, the public tender (the “Tender”) for the Debentures was held on March 13, 2017.

At the Tender, the Company accepted orders for an aggregate principal amount of Debentures of NIS 123,232,000 (approximately $33.5 million) at a fixed annual interest rate of 3.44%. The Company expects that the proceeds from the offering, net of offering expenses and commissions, will be approximately NIS 121.5 million (approximately $33 million).

The public offering described in this press release was made in Israel only and not to U.S. persons. The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Debentures.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The actual conditions could lead to materially different outcome than that set forth above. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com